UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Pacific Sunwear of California, Inc.

(Exact name of registrant as specified in its charter)

California	95-3759463
(State of incorporation or organization)	(IRS Employer Identification No.)

3450 East Miraloma Avenue Anaheim, CA	92806-2101
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

Securities Act registration file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

N/A

(If applicable)

Title of each Class to be so registered	Name of each exchange on which each class is to be registered
Share Purchase Rights	NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:	None.

Item 1.	Description of Registrant’s Securities to be Registered.

On December 7, 2011, the Board of Directors of Pacific Sunwear of California, Inc., a California corporation (the “Company”), declared a dividend of one right (a “Right”), payable upon certification by the NASDAQ Global Select Market (the “NASDAQ”) to the Securities and Exchange Commission that the Rights have been approved for listing and registration, for each outstanding share of common stock, par value $0.01 per share (“Common Shares”), of the Company held of record at the close of business on December 12, 2011 (the “Record Time”), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Shareholder Protection Rights Agreement, dated as of December 7, 2011 (the “Rights Agreement”), between the Company and Computershare Limited, as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $0.001 per share (“Participating Preferred Stock”), for $4.50 (the “Exercise Price”), subject to adjustment.

The Rights will be evidenced by the Common Share certificates until the close of business on the earlier of (either, the “Separation Time”) (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person, as defined below and (ii) the time of the first event causing a Flip-in Date (as defined below) to occur; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. A Flip-in Date will occur on any Stock Acquisition Date (as defined below) or such later date and time as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred. A Stock Acquisition Date means the earlier of (a) the first date on which the Company announces that a person or group has become an Acquiring Person (as such term is defined in the Rights Agreement) or (b) the date and time on which any Acquiring Person has acquired more than 40% of the Company’s Common Shares (in either case, the “Stock Acquisition Date”). An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding Common Shares, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 15% or more of the outstanding Common Shares as of the time of the first public announcement of the Rights Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding Common Shares solely as a result of (A) an acquisition of Common Shares by the Company, (B) the issuance and sale of shares of the Company’s Convertible Series B Preferred Stock pursuant to the Stock Purchase and Investors Rights Agreement, dated December 7, 2011, between the Company and PS

Holdings of Delaware, LLC (the “Stock Purchase Agreement”), as well as the issuance of any Common Shares upon conversion of such shares of the Convertible Series B Preferred Stock or (C) the exercise or exchange of Rights held by such Person following the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of Common Shares by such Person or any of such Person’s Affiliates or Associates, until such time as such Person acquires additional Common Shares, other than through a dividend, stock split or reclassification, that, in the aggregate amount to 0.01% or more of the outstanding Common Shares, (iii) any Person who becomes the Beneficial Owner of 15% or more of the outstanding Common Shares without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns Common Shares consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Common Shares, acquired by Affiliates and Associates of such Person after the time of such grant. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each Common Share represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing Common Shares outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be delivered to holders of record of Common Shares at the Separation Time.

The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on December 7, 2014, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date (in any such case, the “Expiration Time”).

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Share dividend on, or a subdivision or a combination into a smaller number of, Common Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Shares.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Common Shares of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Common Shares, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the Board of Directors (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Common Shares equal to the Exchange Ratio.

Whenever the Company shall become obligated, as described in the preceding paragraph, to issue Common Shares upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each Common Share so issuable.

In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding statutory share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or statutory share exchange, the Acquiring Person controls the Board of Directors of the Company or is the Beneficial Owner of 90% or more of the outstanding Common Shares and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Shares or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a “Flip-over Transaction or Event”), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date redeem all (but not less than all) the then outstanding Rights at a price of $0.01 per Right) (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Shares, or any existing holder of 15% or more of the Common Shares (including for this purpose any person or group that comes to hold of 15% or more of the outstanding Common Shares solely as a result of (A) an acquisition of Common Shares by the Company, (B) the issuance and sale of shares of the Company’s Convertible Series B Preferred Stock pursuant to the Stock Purchase Agreement, as well as the issuance of any Common Shares upon conversion of such shares of the Convertible Series B Preferred Stock or (C) the exercise or exchange of Rights held by such person following the occurrence of a Flip-in Date which has not resulted from the acquisition of Common Shares by such person) who shall acquire Common Shares amounting to 0.1% of the outstanding Common Shares, unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

As of December 6, 2011 there were 67,401,389 Common Shares outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have Rights attached.

The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the Certificate of Determination of Preferences of Series A Junior Participating Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibit thereto.

Item 2.	Exhibits.

Exhibit Number	Description

(1)	Shareholder Protection Rights Agreement, dated as of December 7, 2011 (the “Rights Agreement”), between Pacific Sunwear of California, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A the forms of Rights Certificate and Election to Exercise, as Exhibit B the Certificate of Determination of Preferences of Series A Junior Participating Preferred Stock and as Exhibit C the Certificate of Determination of Preferences of Convertible Series B Preferred Stock (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated December 7, 2011 of Pacific Sunwear of California, Inc.).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

PACIFIC SUNWEAR OF CALIFORNIA, INC.

Date: December 8, 2011	By:	/s/ CRAIG E. GOSSELIN
CRAIG E. GOSSELIN
Sr. Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(1)	Shareholder Protection Rights Agreement, dated as of December 7, 2011 (the “Rights Agreement”), between Pacific Sunwear of California, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A the forms of Rights Certificate and Election to Exercise, as Exhibit B the Certificate of Determination of Preferences of Series A Junior Participating Preferred Stock and as Exhibit C the Certificate of Determination of Preferences of Convertible Series B Preferred Stock (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated December 7, 2011 of Pacific Sunwear of California, Inc.).